Contact

www.linkedin.com/in/will-mooney-1407155b (LinkedIn)

Top Skills

Microsoft Excel
Strategic Planning
Data Analysis

Will Mooney

Principal at KarpReilly Growth Investors
New York

Experience

KarpReilly, LLC
Principal
September 2015 - Present (6 years 8 months)

Koia
Board Member
September 2020 - Present (1 year 8 months)

Christy Dawn
Board Member
February 2018 - Present (4 years 3 months)

California Fish Grill
Board Observer
September 2015 - Present (6 years 8 months)

F Cancer
Advisory Board Member
October 2020 - Present (1 year 7 months)

Boxy Charm
Board Observer
February 2016 - December 2020 (4 years 11 months)

Financo
Investment Banking Analyst
July 2013 - September 2015 (2 years 3 months)

Financo
Investment Banking Summer Analyst
June 2012 - August 2012 (3 months)

Merrill Lynch
Private Banking and Investment Group Summer Intern

June 2011 - August 2011 (3 months)

Education

University of Pennsylvania - The Wharton School

Bachelor of Science (B.S.), Finance, Minor in Mathematics · (2009 - 2013)

Friends Academy

· (2007 - 2009)

Pine Crest School

· (2005 - 2007)